Conyers Park II Acquisition Corp.

1 Greenwich Office Park, 2nd Floor

Greenwich, CT 06831

June 28, 2019

VIA EDGAR

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Conyers Park II Acquisition Corp. Draft Registration Statement on Form S-1 Submitted May 21, 2019 CIK No. 0001776661

Ladies and Gentlemen:

This letter sets forth responses of Conyers Park II Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 14, 2019, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter, which reflects these revisions and updates and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-1 submitted May 21, 2019

Provisions in our amended and restated certificate of incorporation, page 60

1.	Staff’s Comment: Consistent with your disclosure on page 135, please clarify here the scope of the exclusive forum provision with respect to claims under the federal securities laws. Also ensure that the exclusive forum provision in the governing documents states explicitly that it will not apply to claims under the federal securities laws.

Response: The Company acknowledges the Staff’s comment and has clarified on page 61 that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.

Manner of Conducting Redemptions, page 91

2.	Staff’s Comments: You state that your determination to seek stockholder approval of a proposed business combination will be based on “a variety of factors.” Please describe the factors that you will consider in making this determination and briefly explain how the timing of the proposed transaction would weigh in favor or against a determination to seek stockholder approval.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 90 to describe the factors that will affect the Company’s decision to hold a stockholder vote to approve its initial business combination, including how the timing of the transaction might affect this decision.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Brian K. Ratzan
Brian K. Ratzan

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Paul D. Tropp

Christopher J. Capuzzi

Ropes & Gray LLP